Exhibit 5

For Immediate Release Tuesday, June 9, 2009

Discovery Recommends That OpenTV Buy-Out Kudelski Group’s Interest

Chicago, IL — Discovery Group, the largest independent shareholder of OpenTV, sent a letter to the Board of Directors proposing that OpenTV offer to repurchase Kudelski Group’s 32% economic stake for $1.35 per share.  Discovery’s recommendation follows a recently concluded process by which Kudelski attempted, but failed, to take full ownership of OpenTV.

On February 27, 2009 Kudelski made an unsolicited offer to acquire approximately 93.5 million shares of OpenTV that it does not own for $1.35 per share, or about $130 million.  The Special Committee of OpenTV’s Board, charged with evaluating the offer, deemed that Kudelski’s bid did not represent fair value and issued a formal rejection on June 2, 2009. In its own tersely worded response on June 4, 2009, Kudelski accused the Special Committee of relying on “an overly optimistic and unrealistic outlook on both OpenTV’s future business prospects and the business as a whole.”  In Discovery’s letter to the OpenTV Board it indicated that Kudelski’s low offer price and its derogatory assessment of OpenTV’s prospects lead Discovery to believe that “Kudelski Group and Andre Kudelski do not see the inherent opportunity and value in OpenTV’s business and lack confidence in OpenTV’s management team and employees.”  Discovery went on to call this “a terrible state of affairs given that Kudelski Group is OpenTV’s controlling shareholder, through its special voting rights, and Andre Kudelski is the Chairman of OpenTV’s Board of Directors.”

Discovery’s letter points to recent disclosures by Kudelski that suggest that its primary ambition is to maintain unfettered access to excessive idle cash at OpenTV, amounting to $114.2 million at March 31, 2009, in order to pursue large-scale acquisitions and capital spending projects for the benefit of Kudelski’s global enterprise.  Because Discovery believes these acquisitions would not serve the best interests of OpenTV’s U.S. shareholders, which hold a majority economic stake of 68%, Discovery suggests that a better alternative would be for OpenTV to use about half its available cash to buy-out Kudelski for approximately $60 million.  This transaction presumably would provide Kudelski with the funds it needs for its own expansion while leaving OpenTV with more than enough residual liquidity to safely operate its business and to fund its promising growth opportunities.

“Our proposal would alleviate the multiple conflicts of interest that have haunted OpenTV since Kudelski became involved with the company,” said Dan Donoghue, Managing Partner at Discovery Group.  Kudelski acquired its initial strategic investment in January 2007 at a cost of $3.60 per share.  Since then several directors have been added to the Board by Kudelski that Discovery believes lack adequate independence.  This buy-out would allow OpenTV to restructure its Board and free management to set the strategic direction of the company on a course that maximizes the risk-reward opportunity for its U.S. public shareholders.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies and conducts corporate merger and advisory services. The business was founded in 2002 and is based in Chicago. Investors in these funds include several large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

Contact:

Meghan O’Callaghan

The Discovery Group

312-265-9596

mocallaghan@thediscoverygroup.com

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